Notice of Addition to the Agenda of the Extraordinary General
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                                    Meeting
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The Board of Directors of CEZ, a. s., with its registered office in Prague 4,
Duhova 2/1444, Zip Code: 140 53, Identification No.: 45 27 46 49, entered in the Commercial Register administered by the Municipal Court in Prague, Section B, File No. 1581,

in compliance with the provisions of Section 182(1)a) of the Commercial Code and
Section 9.8. a) of the company's Articles of Association, upon a request by the shareholder, being the National Property Fund of the Czech Republic, Identification No.: 41 69 29 18, registered office in Prague 2, Rasinovo nabrezi 42, Zip Code: 128 00 (hereinafter the "National Property Fund of the CR"), hereby supplements the agenda of the Extraordinary General
                                    Meeting,

               convened by a notice published on January 22, 2003,
                  scheduled for February 24, 2003 at 10:00a.m.,
                         at the Prague Congress Center,
  ulice 5. kvetna 65, Prague 4, entrance No. 5, 1st floor, the Panorama hall,

and hereby updates the agenda by adding an item, determined by the National Property Fund of the CR, such item being "Supplementation of the resolution on Item No. 15 approved at the General Meeting of CEZ, a.s., on June 19, 2001".

                                                Board of Directors of CEZ, a.s.